UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2004

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F.          Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 31, 2004	ALIMENTATION COUCHE-TARD INC. By: /s/ Brigitte Catellier Brigitte Catellier Corporate Secretary

QUARTERLY REPORT

For the 12-week period
ended July 18, 2004

1

Alimentation Couche-Tard Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis relates to the financial condition and results of operations of Alimentation Couche-Tard Inc. (Couche-Tard) together with its wholly owned subsidiaries, including The Circle K Corporation (Circle K).  Couche-Tard consolidated Circle K as of December 18, 2003, following completion of the acquisition of all of the outstanding shares of Circle K (the Acquisition).  Accordingly, Couche-Tard’s results of operations for the 12-week period ended July 18, 2004 include the results of operations of Circle K and the results of operations for the same period in the previous year exclude the results of operations of Circle K. “We”, “our” and “us” refer collectively to Couche-Tard  and its subsidiaries, including Circle K.

Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles. You should read the following discussion in conjunction with the interim consolidated financial statements and related notes included in this interim report and with the 2004 Annual Report. Additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com.

The interim consolidated financial statements have not been audited nor reviewed by the Company’s auditors.

Forward-Looking Statements

This report includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this report that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this report, the words “believe,” “intend,” “expect,” “estimate” and other similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the outlook, the actual results or performance of Couche-Tard or of its industry to be materially different from any future results or performance expressed or implied by such statements. Such risks and uncertainties include the risks set forth under “Business Risks” in the 2004 Annual Report and other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Overview

We are the leader in the Canadian convenience store industry. In North America, we are the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. We currently operate a network of 4,898 convenience stores, 3,073 of which include motor fuel dispensing, located in three large geographic markets in Eastern, Central and Western Canada, as well as 23 American states.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers’ demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in store modernization and technology.

The convenience store industry is fragmented, with the top 10 operators representing only approximately 24% of the estimated total 132,400 stores in the United States. Industry consolidation by highly leveraged operators in the 1990’s, combined with competition and fluctuations in motor fuel prices, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

We announced record results for the first quarter ended July 18, 2004. This performance reflected primarily Circle K’s major contribution for the full 12-week period, the advancement of its integration which yielded solid synergies, and the strong motor fuel gross margin in the United States which was at 16.24 ¢ US per gallon.

The Circle K integration plan is on track and everything indicates that the forecast synergies will be realized faster than expected. The four separate operating regions that had been set up shortly after the Acquisition have been successfully functioning as independent business units similar to our other business units. We commenced installing new POS systems with scanning, with the objective of converting approximately 1,000 locations requiring this technology. With respect to our efforts on synergies, we have achieved approximately US$12.7 million in synergies during the first quarter of our fiscal year 2005, of which approximately US$2.7 million were improvements in purchasing and US$10.0 million (79% of the total) was related to reductions in selling, general and administrative costs. Total synergies achieved since the acquisition of Circle K amounted to US$22.7 million of which US$3.5 million (15% of the total) related to improvements in purchasing and US$19.2 million (85% of the total) represented reductions in selling, general and administrative costs.

With the integration of Circle K, we are faced with more volatile motor fuel gross margins in some of our U.S. markets. During our first quarter, our motor fuel gross margins were at 16.24 ¢US per gallon. However, over the period of a year, these margins tend to average out to the historical average. For example, for the twelve months ended July 18, 2004 the motor fuel gross margin (including Circle K’s historical results for motor fuel) amounted to 14.3 ¢US per gallon. We expect motor fuel margins to continue to fluctuate over the balance of the year, particularly considering the instability of crude oil prices on the world market.

We recently reached an agreement with Allied Domecq Quick Service Restaurants whereby we will develop over the next six years 66 Dunkin’ Donuts in Ohio. The QSRs will be either free-standing sites or twinned with Circle K’s stores.

As of July 18, 2004, Alimentation Couche-Tard Inc. had 28,520,561 Class A multiple voting shares and 72,153,289 Class B subordinate voting shares issued and outstanding.

Income Statement Categories

Merchandise and Service Sales. In-store merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beer/wine and fresh food offerings, including QSRs. Service sales include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, calling card commissions and sales of postage stamps and bus tickets. Merchandise and service sales also include franchise fees, license fees from affiliates, royalties from franchisees and a portion of vendor rebates related to certain purchases by franchises and affiliates.

Motor Fuel Sales. Couche-Tard includes in its sales the total dollar amount of motor fuel sales, including any imbedded taxes, if Couche-Tard takes ownership of the motor fuel inventory. In the United States, Couche-Tard purchases motor fuel and sells it to approximately 94 independent store operators at cost plus a mark up. Couche-Tard records the full value of these sales (cost plus the mark up) as motor fuel sales. Where Couche-Tard acts as a selling agent for a petroleum distributor only the commission earned by Couche-Tard is recorded as sales. Gross margin from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel sales, except for commission locations, where the gross margin is equal to the recorded commission from the sale.

Gross Margin. Gross margin consists primarily of sales less the related cost of the inventories for in-store merchandise, the cost of inventory is determined using the retail method (retail price less normal margin), and for motor fuel, it is determined using the average cost method.

Operating, selling, administrative and general expenses. The primary components of operating expenses are wages and salaries, commissions to dealers, occupancy costs, corporate support costs and head office operations.

Key performance indicators used by management, which can be found under “Results of Operations-Other Operating Data”, are Merchandise and service gross margin, Growth of average merchandise sales per store, Motor fuel gross margin and Growth of average motor fuel volume per store.

Exchange Rate Data

Our U.S. subsidiaries’ assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Sales and expenses are translated at the average rate in effect during the year. The following tables set forth information about exchange rates based upon the Bank of Canada closing rates set forth as Canadian dollars per US$1.00.

	12-week periods ended
	July 18, 2004	July 20, 2003

Average for period (1)	1.3582	1.3717
Period end	1.3099	1.4072

(1)	Calculated by taking the average of the closing exchange rates of each day in the applicable period.

3

Results of Operations

The following table highlights certain information regarding our operations for the 12-week periods ended July 18, 2004 and July 20, 2003.

(in millions of Canadian dollars)	12-week periods ended

	July 18, 2004	July 20, 2003

Statement of Operations Data:
Merchandise and service sales (1):
Canada	391.3	376.1
United States	836.3	153.7

Total merchandise and service sales	1,227.6	529.8

Motor fuel sales
Canada	198.4	147.5
United States	1,065.1	203.6

Total motor fuel sales	1,263.5	351.1

Total sales	2,491.1	880.9

Merchandise and service gross margin (1):
Canada	131.3	121.5
United States	271.7	51.8

Total merchandise and service gross margin	403.0	173.3

Motor fuel gross margin:
Canada	16.9	14.1
United States	88.2	14.3

Total motor fuel gross margin	105.1	28.4

Total gross margin	508.1	201.7

Operating, selling, administrative and general expenses	374.5	153.1

Depreciation and amortization of fixed and other assets	22.7	11.5

Operating income	110.9	37.1
Financial expenses	8.7	3.6

Earnings before income taxes	102.2	33.5
Income taxes	35.8	10.6

Net earnings	66.4	22.9

4

Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	32.8%	32.7%
Canada	33.6%	32.3%
United States	32.5%	33.7%

Growth of average merchandise sales per store (2):
Canada	1.3%	5.2%
United States – excluding the Acquisition	9.1%	1.7%

Motor fuel gross margin:
Canada (cents per litre)	5.20	4.54
United States (U.S. cents per gallon) (3)	16.24	10.65

Volume of motor fuel sold:
Canada (millions of litres)	325.4	309.5
United States (millions of gallons)	411.8	108.9

Growth of average motor fuel volume per store:
Canada	4.3%	5.5%
United States – excluding the Acquisition	6.6%	0.2%

(1)	Includes other sales derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)	Does not include services and other sales (as described in footnote 1) and is based on the average number of stores open during each four-week period of the fiscal period.

(3)	For company-operated stores only.

12-Week Period Ended July 18, 2004 Compared to the 12-Week Period Ended July 20, 2003

During the 12-week period ended July 18, 2004, Couche-Tard opened 12 new stores and 5 quick service restaurants, and reconfigured 36 stores with its Store 2000 Concept.

During the first quarter, the Company adopted two changes in its accounting policy. The first change related to accounting for asset retirement obligations and was applied on a retroactive basis with pre-tax expense amounting to $0.6 million in the first quarter this year compared with a pre-tax expense of $0.2 million in the same period last year. The second change related to stock-based compensation and was applied retroactively, without restating prior periods, under which only the current period results are affected. Pre-tax expense amounted to $0.6 million for the first quarter this year. The details of both changes are described under “Critical Accounting Policies and Estimates” (updated from the 2004 annual report).

For the 12 weeks ended July 18, 2004, Couche-Tard achieved total sales of $2.49 billion, up from $880.9 million for the same quarter a year earlier, an increase of 182.8% or $1.61 billion, including $1.42 billion from Circle K, which contributed to results for the full period. The Company generated 76.3% of its sales in the United States, compared with 40.6% in the first quarter last year.

•	In the United States, sales totaled $1.90 billion, up by $1.54 billion reflecting mainly the $1.42 billion in sales from Circle K as well as the contribution of the 43 Clark stores acquired in September 2003, and the internal growth of the American network. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 9.1% compared with the first quarter last year, while growth of average motor fuel volume per store (excluding Circle K) was 6.6% over the corresponding quarter a year earlier.

•	In Canada, sales amounted to $589.7 million, an increase of 12.6% or $66.1million of which $15.2 million or 4% was generated from merchandise and service sales, particularly in the high margin categories including foodservices. Growth of average merchandise sales per store was 1.3% compared with the same period last year. Overall, the Company achieved satisfactory sales growth in its Canadian markets, despite rather unfavorable weather conditions for these three months. Growth of average motor fuel volume per store was 4.3% over the first quarter of the previous fiscal year.

Gross margin was $508.1 million, an increase of 151.9% or $306.4 million over the same quarter a year earlier. This increase is mainly due to higher sales, particularly relating to Circle K and the higher motor fuel gross margins.

•	Consolidated merchandise and service gross margin was 32.8%, marginally up from 32.7% in the same period last year. The gross margin in Canada at 33.6% was up from 32.3% in the first quarter of the previous year reflecting improvements in purchasing arrangements and changes in product mix following Store 2000 implementations, resulting in higher margins. The gross margin in the U.S. operations was 32.5%, 1.2% lower than the first quarter of the prior year, reflecting the lower gross margin at Circle K and at Clark stores. Over the next year, we expect to improve this gross margin by optimizing their product mix with higher margin merchandise.

•	Motor fuel gross margin increased to 5.20 ¢ per litre in Canada, up from 4.54 ¢ per litre in the first quarter of the previous year. In the United States, the motor fuel gross margin was 16.24 ¢ US per gallon, compared with 10.65 ¢ US per gallon for the corresponding period of the previous year. (Including Circle K, the motor fuel gross margin in the U.S. for the first quarter last year would have been 16.41 ¢ US per gallon). For the 12 months ended July 18, 2004, the motor fuel gross margin (including Circle K’s results) amounted to 14.3 ¢ US per gallon.

Operating, selling, administrative and general expenses were up by $221.4 million or 144.6% over the first quarter of the previous year. This increase is primarily attributable to the expansion of the store network, notably following the Circle K acquisition.

Depreciation and amortization of fixed assets and other assets grew by 97.4% to $22.7 million. This increase is mainly due to the Circle K acquisition, the Clark stores and store renovations.

Financial expenses totaled $8.7 million, up by $5.1 million over the first quarter of the previous year, due to the higher borrowings to finance the Circle K acquisition. Financial expenses were reduced by a $3.1 million favourable benefit from the interest rate swaps entered into in March 2004 (See “Liquidity and Capital Resources.”).

Income taxes increased by $25.2 million to $35.8 million. This increase is due primarily to the increase in pre-tax earnings and a greater portion of pre-tax income coming from the U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $66.4 million or $0.66 per share ($0.65 fully diluted), compared with $22.9 million or $0.27 per share ($0.26 fully diluted).

Liquidity and Capital Resources

Our principal source of liquidity is cash flow generated from operations and borrowings under our revolving credit facilities. Our principal uses of cash are to meet debt service requirements, finance our capital expenditures, make acquisitions and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities will be adequate to meet our liquidity needs in the foreseeable future.

As of July 18, 2004 our debt was $702.4 million (of which $458.5 million consisted of 7 ½% Senior Subordinated Notes due 2013 (the “Notes”), $232.6 million consisted of borrowings under our senior credit facility and $11.3 million consisted of other long-term debt). In March 2004, the Company entered into interest rate swap agreements with three banks under which the Company will incur interest on the Notes at a rate of LIBOR plus an aggregate average interest rate factor of 2.95%. The interest rate will be reset every six months over the term of the agreements. Based on the Company’s policy, it designates each derivative financial instrument as a hedge against a recognized loan instrument. The swap agreements, which expire on December 15, 2013, provide that after December 15, 2008 each Bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if after that date, without payment of a termination fee. In addition, both parties to each agreement have a mutual right to terminate the arrangement on the 5th anniversary date of the effective date of each of the three agreements. If such right were exercised by either party, one party would be required to pay the other party the mark to market value of the interest rate swap.

Capital Expenditures. Capital expenditures are planned for the installation of POS systems, including scanning, at the Circle K company operated stores that do not currently have this technology, the implementation of our Store 2000 Concept at certain stores, new stores including a small number of existing stores, and the replacement of equipment in some of our stores, including upgrading of petroleum infrastructure at a number of locations. In connection with the Acquisition, we expect to make certain capital improvements of up to US$18.6 million at the Circle K stores, expecting to begin in the second quarter this year until December 2008 in connection with the settlement of litigation brought against Circle K under the Americans with Disabilities Act. We expect to fund this commitment with cash flows generated from operations.

Over the past number of years, the Company has expended funds for maintaining the stores to operating standards, renovated certain stores with our new Store 2000 Concept, opened new stores and invested in small acquisitions. The Company has funded these expenditures from cash flows from operating activities. We believe that we will be able to continue to fund future expenditures of this nature from cash flows from operating activities. Major acquisitions will be financed through a combination of debt and equity.

Credit Facilities. We have five-year revolving credit facilities in the amount of $50 million available in Canadian dollars or U.S. dollars to the Canadian borrowers and in the amount of US$75 million available in U.S. dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The revolving facilities are also available in the form of bankers’ acceptances (for Canadian dollar advances) and in the form of letters of credit (not to exceed $10 million or the U.S. dollar equivalent) in respect of the Canadian facility and US$30 million in respect of the U.S. facility. As of July 18, 2004, the facilities are undrawn, except for letters of credit of approximately $1.2 million and US$7.0 million.

Virtually all the assets of the Company secure our senior credit facility. The Company must meet certain commitments and achieve certain financial ratios under the credit agreement. In addition, the credit agreement limits the amount of fixed assets that the Company may acquire, the business acquisitions the Company may take part in, the amount of the repayments of term loan ‘A’ and ‘B’ that the Company may make as well as dividend payments. As well, the indenture governing the subordinated debt also contains certain restrictions, including the achievement of a financial ratio, on our ability to incur additional debt, pay dividends or make other restricted payments and enter into certain transactions.

Principal cash flows for the first quarter

Cash Flows from Operating Activities amounted to $101.2 million, compared with $39.3 million for the first quarter of the previous year, an increase of $61.9  million or 157.5%. Cahs flows at the level of net earnings plus depreciation and amortization, loss on disposal of assets and future income taxes amounted to $89.9 million (or $0.90 per share) for the first quarter of this year, almost 3 times the amount of $30.3 million for the same period last year. Cash and cash equivalents totaled $282.3 million as at July 18, 2004, compared with $209.3 million as at April 25, 2004.

Cash Flows from Investing Activities. Net cash used amounted to $30.1 million in the first quarter compared with $8.0 million in the same period last year. Investment in fixed assets amounted to $26.5 million, primarily for the opening of 12 new stores and 5 QSRs (bringing the total to 249 QSRs) and reconfiguring 36 stores in the Store 2000 Concept, for a total of 1,100 in North America. Last year, the Company received $12.5 million from the disposal of properties under a sale-leaseback arrangement.

Cash Flows from Financing Activities. Cash generated in the quarter amounted to $9.0 million, including $10.0 million received from issuance of shares in respect of stock options exercised, reduced by the $1.0 million repayment of scheduled debt payments. In the same period last year, net cash generated amounted to $2.0 million, including $33.3 million from increased debt offset by repayments of $32.2 million on the debt.

Financial position as at July 18, 2004

As at July 18, 2004, total assets reached $2.30 billion, compared with $2.25 billion as at April 25, 2004. Interest-bearing debt totaled $702.4 million at the end of the first quarter, down from $730.5 million at the close of the previous fiscal year. Shareholders’ equity amounted to $808.2 million, an increase of 8.6%. The net interest-bearing debt to total capitalization ratio stood at 34%, versus 41% as at April 25, 2004.

Critical Accounting Policies and Estimates: (updated from the 2004 annual report)

Effective April 26, 2004, the beginning of our fiscal year ended April 24, 2005, we adopted two new accounting polices as set out below.

Asset Retirement Obligations. On April 26, 2004, the Company retroactively adopted the provisions of CICA Handbook Section 3110, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of the fair-value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. (See Note 2 to the consolidated financial statements for the 12-week period ended July 18, 2004).

Stock-based Compensation. On April 26, 2004, the Company adopted, retroactively, without restating prior periods, the amended provisions of CICA Handbook Section 3870 in respect of stock-based compensation and other stock-based payments which now require that the fair-value based method be applied to awards granted to employees after April 28, 2002. The estimated fair value of each option award under the Company’s stock option plan is estimated on the date of the award using the Black-Scholes option-pricing model. The cost of the fair value of the stock options is amortized on a straight-line basis over the related vesting periods. (See Note 2 to the consolidated financial statements for the 12-week period ended July 18, 2004).

Outlook

We are continuing to integrate Circle K as planned, while further innovating and implementing our differentiation concept network-wide. Among our priorities for the current fiscal year, we still intend to convert some 300 stores to this concept, to open more than 70 stores and to expand our network of in-store QSRs, with the objective of setting up a total of 75 during the year. We also remain on the lookout for expansion opportunities in our various U.S. networks.

August 26, 2004

CONSOLIDATED EARNINGS (in millions of Canadian dollars, except per share amounts) (unaudited)

	12-weeks
For the periods ended	July 18, 2004	July 20, 2003

	$	$

Revenues	2,491.1	880.9
Cost of sales	1,983.0	679.2

Gross profit	508.1	201.7

Operating, selling, administrative and general expenses	374.5	153.1
Depreciation and amortization of fixed and other assets	22.7	11.5

	397.2	164.6

Operating income	110.9	37.1
Financial expenses	8.7	3.6

Earnings before income taxes	102.2	33.5
Income taxes	35.8	10.6

Net earnings	66.4	22.9

Earnings per share (Note 4)
Basic	0.66	0.27
Fully diluted	0.65	0.26
Weighted number of shares (in thousands)	100,262	84,667
Number of shares - fully diluted (in thousands)	102,772	87,272
Number of shares outstanding at period end (in thousands)	100,674	84,764

The accompanying notes are an integral part of the consolidated financial statements. CONSOLIDATED CONTRIBUTED SURPLUS (in millions of Canadian dollars) (unaudited)

For the 12- week periods ended	July 18, 2004	July 20, 2003

	$	$
Balance at the beginning, as previously reported	1.2	1.2
Restatement for the fair-value of options
granted in prior years (Note 2)	3.2	—

Restated balance, beginning of period	4.4	1.2
Stock-based compensation cost	0.6	—
Fair-value of options exercised	—	—

Balance at the end	5.0	1.2

CONSOLIDATED RETAINED EARNINGS (in millions of Canadian dollars) (unaudited)

For the 12- week periods ended	July 18, 2004	July 20, 2003

	$	$
Balance at the beginning, as previously reported	260.9	183.5
Prior year’s adjustment to reflect change in accounting
for asset retirement obligations (Note 2)	(2.5)	(2.0)
Restatement for stock-based compensation cost (Note 2)	(3.2)	—

Restated balance beginning of period	255.2	181.5
Net earnings	66.4	22.9

Balance at the end	321.6	204.4

The accompanying notes are an integral part of the consolidated financial statements. 10

CONSOLIDATED CASH FLOWS (in millions of Canadian dollars) (unaudited)

	12-weeks
For the periods ended	July 18, 2004	July 20, 2003

	$	$
OPERATING ACTIVITIES
Net earnings	66.4	22.9
Non-cash items
Depreciation and amortization	18.1	11.2
Loss (gain) on disposal of fixed assets and other assets	(0.1)	0.2
Future income taxes	5.5	(4.0)

	89.9	30.3
Deferred revenues	3.7	—
Provision for site restoration costs	1.3	(0.3)
Others	(2.1)	0.1
Changes in working capital items	8.4	9.2

Cash flows from operating activities	101.2	39.3

INVESTING ACTIVITIES
Liabilities assumed on business acquisitions	(4.6)	—
Fixed assets	(26.5)	(19.9)
Disposal of fixed assets and other assets	2.0	12.5
Goodwill and other assets	(1.0)	(0.6)

Cash flows from investing activities	(30.1)	(8.0)

FINANCING ACTIVITIES
Bank indebtedness	—	18.3
Long-term debt	—	15.0
Repayment of long-term debt	(1.0)	(32.2)
Share issue	10.0	0.9

Cash flows from financing activities	9.0	2.0

Effect of exchange rate fluctuations
on cash and cash equivalents	(7.1)	—

Net increase in cash
and cash equivalents	73.0	33.3
Cash and cash equivalents at
the beginning	209.3	48.4

Cash and cash equivalents at the end	282.3	81.7

Supplemental information:
Interest paid	17.5	3.6
Income taxes paid	41.9	0.8

The accompanying notes are an integral part of the consolidated financial statements. 11

CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)

	As at July 18, 2004 (unaudited)	As at April 25 , 2004

	$	$
ASSETS
Current assets
Cash and cash equivalents	282.3	209.3
Accounts receivable	145.5	128.5
Inventories	369.1	374.8
Prepaid expenses	18.1	16.4
Future income taxes	25.1	26.9

	840.1	755.9
Fixed assets	880.3	916.0
Trademarks, licenses and permits	223.0	214.5
Goodwill	276.0	278.9
Deferred charges	41.1	43.8
Other assets	11.6	9.5
Future income taxes	28.6	35.6

	2,300.7	2,254.2

LIABILITIES
Current liabilities
Accounts payable	676.3	659.8
Income taxes payable	26.6	36.5
Future income taxes	0.3	—
Instalments on long-term debt	7.2	6.0

	710.4	702.3
Long-term debt	695.2	724.5
Deferred revenues and other liabilities	63.7	59.7
Future income taxes	23.2	23.1

	1,492.5	1,509.6

SHAREHOLDERS’ EQUITY
Capital stock	495.8	485.7
Contributed surplus	5.0	1.2
Retained earnings	321.6	258.4
Cumulative translation adjustments	(14.2)	(0.7)

	808.2	744.6

	2,300.7	2,254.2

The accompanying notes are an integral part of the consolidated financial statements. 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts)

1. FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2004, with the exception of the accounting changes described in Note 2. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2004 annual report. The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2. CHANGES IN ACCOUNTING POLICIES

Adopted effective April 26, 2004

Asset Retirement Obligations

Since the beginning of the year, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard, Handbook section 3110, “Asset Retirement Obligations”. Under the new standard, the fair value of the future retirement costs of underground motor fuel storage tanks are recorded as liabilities on a discounted basis when they are incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The initial capitalized costs are amortized over the useful life of the corresponding fixed assets. The total undiscounted amount of the estimated cash flows required to settle the obligation has been discounted using the Company’s credit-adjusted risk-free rate of 10%.

The new standard has been applied retroactively and financial statements of the prior period have been restated. The impact of this change as of April 25, 2004 resulted in an increase of $17.5 of petroleum infrastructure, an increase in asset retirement obligations of $21.6, a net future income tax asset of $1.8, a reduction in retained earnings of $2.5 and an increase to the cumulative translation adjustments balance of $0.2. For the 12-week periods ended July 18, 2004 and July 20, 2003, the application of this new standard decreased earnings before taxes by $0.6 and $0.2 respectively.

Stock-based compensation costs and other stock-based payments

Since the beginning of the year, the Company adopted retroactively, without restating prior period, the amended recommendations of the CICA Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. These standards define a fair-value-based method of accounting and establish that compensation costs must be measured at the grant date based on the fair value of the award and recognized in earnings over the related service period. These amendments require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value.

Prior to the current fiscal year, the Company did not adopt the fair value method of accounting for its awards granted to employees but provided, in its notes to the financial statements, pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts)

The impact of the retroactive application, without restating prior periods, is presented as follows:

Fair-value of options granted from April 29, 2002 to April 25, 2004 applied to retained earnings	$3.2
Fair-value of options exercised from April 29, 2002 to April 25, 2004 transferred to common shares	—

$3.2

As at July 18, 2004, 4,505,100 (6,082,500 as at July 20, 2003) stock options for the purchase of Class “B” subordinate voting shares were granted. These stock options can be gradually exercised at various dates until June 14, 2014 at an exercise price varying from $4.77 to $24.12. Since the beginning of the quarter, the Company has granted two series of stock options totalling 70,000 stock options at exercise prices of $22.93 and $23.16.

The cost of the fair value of stock options granted since April 29, 2002 is amortized on a straight-line basis over the vesting period of the stock options. For the quarter ended July 18, 2004, the stock-based compensation costs decreased earnings by $0.6. The cost for the period is not representative of the cost for future periods because it does not take into account the options granted prior to April 29, 2002.

The fair value of options granted is estimated at the attribution date using the Black-Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year :

|_|	Risk-free interest rate ranging from 4.77 to 4.82%;

|_|	expected life of 8 years;

|_|	expected volatility of 35%;

|_|	no dividend payment

The fair value of stock options granted since the beginning of the year is $11.53 ($6.12 as at July 20, 2003). A description of the Company’s stock-based compensation plan is included in Note 18 of the 2004 annual report.

Adopted effective January 30 2004

Recording of certain considerations received by a vendor

On January 30, 2004, the Company adopted early and retroactively the recommendations of the Abstract 144 (“EIC-144”) which specifies the accounting methods to be applied to certain considerations received from a vendor. A detailed description of this recommendation is included in Note 2 of the 2004 annual report.

For the 12-week period ended July 18, 2004, the application of EIC-144 resulted in an increase of cost of goods sold of $0.8 (increase of $1.6 as of July 20, 2003), a decrease of future income taxes of $0.3 (decrease of $0.5 as of July 20, 2003) and a decrease in net earnings of $0.5 (decrease of $1.1 as of July 20, 2003).

3. BUSINESS ACQUISITIONS

During the current quarter, the Company performed an adjustment to the preliminary allocation of the purchase price related to the acquisition of The Circle K Corporation. A description of the acquisition along with the preliminary allocation of the purchase price is included in Note 4 of the 2004 Annual Report. The main adjustment resulted in a net increase of $21.3 of trademarks, licenses and permits and a decrease in fixed assets for the same amount.

Adjustments to the allocation of the purchase price were established based on information available. The allocation of the purchase price is subject to change should new information become available and that the strategies of integrating and restructuring assets have been completed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of Canadian dollars, except per share amounts)

4. EARNINGS PER SHARE

	12-week period ended July 18, 2004

	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$		$
Basic earnings attributable to class “A” and “B”
shareholders	66.4	100,262	0.66
Dilutive effect of stock-based compensation		2,510	(0.01)

Diluted net earnings available for class “A” and
“B” shareholders	66.4	102,772	0.65

	12-week period ended July, 20 2003

	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$		$
Basic earnings attributable to class “A” and “B”
shareholders	22.9	84,667	0.27
Dilutive effect of stock-based compensation		2,605	(0.01)

Diluted net earnings available for class “A”
and “B” shareholders	22.9	87,272	0.26

800,000 (1,819,500 as at July 20, 2003) stock options were excluded from the calculation of the fully diluted earnings per share due to their antidilutive effect.

5. CAPITAL STOCK

As at July 18, 2004, the Company had 28,520,561 (28,548,824 as at July 20, 2003) outstanding Class “A” voting shares each comprising 10 votes per share and 72,153,289 (56,215,088 as at July 20, 2003) outstanding Class “B” voting shares each comprising 1 vote per share.

6. EMPLOYEE FUTURE BENEFITS

The Company’s total net pension expense included in consolidated earnings amounted to $1.3 for the quarter ended July 18, 2004 ($0.5 for the quarter ended July 20, 2003). The Company’s pension plans are described in Note 20 of the 2004 annual report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts)

7. SEGMENTED INFORMATION

The Company essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac’s, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel. The company operates convenience stores in Canada and in the United States.

Information on the principal revenue classes as well as geographic information is as follows:

	12-week period ended July 18, 2004			12-week period ended July 20, 2003

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	391.3	836.3	1,227.6	376.1	153.7	529.8

Motor fuel	198.4	1,065.1	1,263.5	147.5	203.6	351.1

	589.7	1,901.4	2,491.1	523.6	357.3	880.9

Gross margin
Merchandise and services	131.3	271.7	403.0	121.5	51.8	173.3

Motor fuel	16.9	88.2	105.1	14.1	14.3	28.4

	148.2	359.9	508.1	135.6	66.1	201.7

Fixed assets and goodwill (a)	491.6	664.7	1,156.3	465.2	237.2	702.4

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

The Company is not dependent on one major customer as a revenue source.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year. 16